Form 10-K405, Exhibit 13
period 1997-12-31
HOWMET INTERNATIONAL INC
filed 1998-03-26
CIK 1047378

======================================
Financial Data


Statements of Income                17

Consolidated Balance Sheets         18

Statements of Cash Flows            19

Statements of Common Stockholders'

  Equity and Redeemable

  Preferred Stock                   20

Notes to Financial Statements       21

Management's Report on

  Financial Statements              39

Report of Independent Auditors      40

Management's Discussion and

  Analysis of Financial Condition

  and Results of Operations         41

Selected Financial Data             47

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------
Statements of Income

                                                               Howmet International Inc.        Howmet Predecessor
                                                                  Consolidated                   Company Combined
                                                    --------------------------------------------------------------
                                                                                Period from         Period from
                                                                             December 14, 1995    January 1, 1995
                                                     Year ended December 31,         to                  to
(Dollars in millions, except per share amounts)        1997         1996     December 31, 1995   December 13, 1995
------------------------------------------------------------------------------------------------------------------
Net sales                                           $ 1,258.2    $ 1,106.8       $    51.4           $   894.1
Operating expenses:
   Cost of sales                                        874.2        803.6            38.0               681.4
   Selling, general and administrative expense          145.4        117.3             4.6               105.0
   Depreciation and amortization expense                 59.5         59.7             2.8                32.6
   Research and development expense                      24.6         24.2             1.4                25.0
   Restructuring credit                                    --           --              --                (1.6)
------------------------------------------------------------------------------------------------------------------
                                                      1,103.7      1,004.8            46.8               842.4
------------------------------------------------------------------------------------------------------------------
Income from operations                                  154.5        102.0             4.6                51.7
Interest income (expense) from Restricted Trust
   and Pechiney Notes, net (Note 8)                        --           --              --                  --
Interest income                                           1.2          1.7              --                 1.3
Interest expense                                        (31.0)       (41.9)           (3.1)               (3.7)
Interest income, net of expense, affiliates                --           --              --                 6.5
Other, net                                               (6.4)        (5.9)           (1.0)               (5.8)
------------------------------------------------------------------------------------------------------------------
Income before income taxes                              118.3         55.9              .5                50.0
Income taxes                                             46.3         30.3              .5                23.7
------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                         72.0         25.6              --                26.3
Extraordinary item - loss on early retirement
   of debt, net of income taxes of $7.9                 (12.3)          --              --                  --
------------------------------------------------------------------------------------------------------------------
Net income                                               59.7         25.6              --                26.3
Dividends on redeemable preferred stock                  (5.1)        (4.6)            (.2)                 --
------------------------------------------------------------------------------------------------------------------
Net income (loss) applicable to common stock        $    54.6    $    21.0       $     (.2)          $    26.3
==================================================================================================================
Per common share amounts, basic and diluted:
   Income before extraordinary item                 $     .67    $     .21       $      --           $     .26
   Extraordinary item                                    (.12)          --              --                  --
------------------------------------------------------------------------------------------------------------------
   Net income                                       $     .55    $     .21       $      --           $     .26
==================================================================================================================

See notes to the financial statements.

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------
Consolidated Balance Sheets

                                                                                              December 31,
(Dollars in millions, except share amounts)                                                 1997       1996
-------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                           $     45.4  $     23.4
   Accounts receivable (less allowance of $4.4 and $5.6)                                     78.7        76.9
   Inventories                                                                              155.5       149.4
   Retained receivables                                                                      20.2        46.1
   Deferred income taxes                                                                     16.3        21.0
   Other current assets                                                                       3.9         3.0
-------------------------------------------------------------------------------------------------------------
Total current assets                                                                        320.0       319.8
Property, plant and equipment, net                                                          275.5       291.1
Goodwill, net                                                                               226.5       249.0
Patents and technology and other intangible assets, net                                     118.4       130.1
Other noncurrent assets                                                                      53.8        62.4
Restricted Trust(a)                                                                         716.4       716.4
-------------------------------------------------------------------------------------------------------------
Total assets                                                                           $  1,710.6  $  1,768.8
=============================================================================================================
Liabilities, redeemable preferred stock and stockholders' equity
Current liabilities:
   Accounts payable                                                                    $     84.2  $     76.5
   Accrued liabilities                                                                      145.1       157.4
   Income taxes payable                                                                      28.2        18.6
   Long-term debt due within one year                                                          --        56.1
-------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                   257.5       308.6
Accrued retiree benefits other than pensions                                                 93.1        88.5
Other noncurrent liabilities                                                                106.1        70.1
Deferred income taxes                                                                         3.4        16.9
Long-term debt, excluding the Pechiney Notes                                                208.4       294.6
Pechiney Notes(a)                                                                           716.4       716.4

Commitments and contingencies (Notes 9 and 18)

Redeemable preferred stock, 9% payment-in-kind dividends, $.01 par value;
   liquidation value $10,000 per share; authorized - 15,000 shares; issued and
   outstanding: 1997 - 6,001 shares; 1996 - 5,490 shares                                     60.0        54.9

Stockholders' equity:
   Preferred stock, authorized - 9,985,000 shares; issued and outstanding - 0 shares           --          --
   Common stock, $.01 par value; authorized - 400,000,000 shares;
     issued and outstanding - 100,000,000 shares                                              1.0         1.0
   Capital surplus                                                                          195.0       195.0
   Retained earnings                                                                         75.3        20.7
   Cumulative translation adjustment                                                         (5.6)        2.1
-------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                  265.7       218.8
-------------------------------------------------------------------------------------------------------------
Total liabilities, redeemable preferred stock and stockholders' equity                 $  1,710.6  $  1,768.8
=============================================================================================================

(a) The Restricted Trust holds a note receivable from Pechiney, S.A. and related letters of credit that secure Pechiney, S.A.'s agreement to repay the Pechiney Notes. Management believes that it is extremely remote that the Company will use any assets other than those in the Restricted Trust to satisfy any payments related to the Pechiney Notes. See Note 8.

See notes to the financial statements.

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------
Statements of Cash Flows

                                                               Howmet International Inc.        Howmet Predecessor
                                                                  Consolidated                   Company Combined
                                                    --------------------------------------------------------------
                                                                                Period from         Period from
                                                                             December 14, 1995    January 1, 1995
                                                     Year ended December 31,         to                  to
(Dollars in millions)                                  1997         1996     December 31, 1995   December 13, 1995
------------------------------------------------------------------------------------------------------------------
Operating activities
Net income                                            $ 59.7     $ 25.6          $   --              $ 26.3
Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation and amortization                      66.9       63.3             3.0                32.6
     Equity in (income) loss of
       unconsolidated affiliates                        (1.5)       1.4              .2                 4.3
     Extraordinary item                                 12.3         --              --                  --
     Changes in assets and liabilities:
       Receivables                                       8.4       29.9           (19.8)              (11.4)
       Inventories                                     (17.9)      17.2            12.4                (1.6)
       Accounts payable and accrued liabilities         12.1       39.1            (8.2)               (5.9)
       Deferred income taxes                             (.3)      (3.2)             .2                (2.7)
       Income taxes payable                             16.9        6.1             (.6)              (18.7)
       Long-term SARs accrual                           31.4        6.6              --                  --
       Other - net                                       4.6       (1.5)             .1                12.3
------------------------------------------------------------------------------------------------------------------
   Net cash provided (used) by operating activities    192.6      184.5           (12.7)               35.2

Investing activities
Proceeds from disposal of fixed assets                    .2         .3              --                 3.2
Purchases of property, plant and equipment             (56.9)     (33.7)           (1.6)              (41.2)
Increase in advances to Pechiney                          --         --              --               237.4
Payments made for investments and other assets          (2.0)        --            (1.1)               (5.8)
Proceeds from sale of refurbishment business, net       44.9         --              --                  --
Acquisition of business, net of cash acquired             --        3.6          (737.5)                 --
------------------------------------------------------------------------------------------------------------------
   Net cash (used) provided by investing activities    (13.8)     (29.8)         (740.2)              193.6

Financing activities
Issuance of long-term debt                             326.2      147.2            50.8                37.0
Repayment of long-term debt                           (467.6)    (288.1)          (40.0)              (56.9)
Premiums paid on early retirement of debt              (13.7)        --              --                  --
Dividends paid                                            --         --              --              (200.0)
Proceeds from acquisition financing:
   Sale of accounts receivable                            --         --            51.4                  --
   Issuance of debt                                       --         --           450.2                  --
   Issuance of equity                                     --         --           250.0                  --
Foreign currency rate changes                           (1.7)        --              .1                  .2
------------------------------------------------------------------------------------------------------------------
   Net cash (used) provided by financing activities   (156.8)    (140.9)          762.5              (219.7)
------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                   22.0       13.8             9.6                 9.1
Cash and cash equivalents at beginning of period        23.4        9.6              --                 5.0
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period            $ 45.4     $ 23.4          $  9.6              $ 14.1
==================================================================================================================

See notes to the financial statements.

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------
Statements of Common Stockholders' Equity and
Redeemable Preferred Stock

                                                                                                      Total
                                                                           Retained   Cumulative      Common           Redeemable
(Dollars in millions,                    Common Stock          Capital     Earnings   Translation  Stockholders'    Preferred Stock
except share amounts)                Shares         Amount     Surplus     (Deficit)  Adjustment      Equity      Shares      Amount
------------------------------------------------------------------------------------------------------------------------------------
Howmet Predecessor
   Company Combined:
January 1, 1995                             10         $ --       $ 85.6      $297.9        $ 1.3      $384.8                  $  --
Net income                                                                      26.3                     26.3
Dividends - common stock                                                      (200.0)                  (200.0)
Foreign exchange adjustment                                                                   8.1         8.1
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 13, 1995                  10         $ --       $ 85.6      $124.2        $ 9.4      $219.2                  $  --
====================================================================================================================================
Howmet International Inc.
   Consolidated:
December 14, 1995,
   initial investment (Note 1)     100,000,000         $1.0       $199.0      $   --        $  --      $200.0      5,000       $ 0.0
Net income                                                                        --                       --
Dividends - redeemable
   preferred stock                                                               (.2)                     (.2)        24          .2
Return of investment                                                (4.0)                                (4.0)
Foreign exchange adjustment                                                                   1.1         1.1
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995         100,000,000          1.0        195.0         (.2)         1.1       196.9      5,024        50.2
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                      25.6                     25.6
Dividends - redeemable
   preferred stock                                                              (4.7)                    (4.7)       466         4.7
Foreign exchange adjustment                                                                   1.0         1.0
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996         100,000,000          1.0        195.0        20.7          2.1       218.8      5,490        54.9
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                      59.7                     59.7
Dividends - redeemable
   preferred stock                                                              (5.1)                    (5.1)       511         5.1
Foreign exchange adjustment                                                                  (7.7)       (7.7)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997         100,000,000         $1.0       $195.0      $ 75.3        $(5.6)     $265.7      6,001       $60.0
====================================================================================================================================

See notes to the financial statements.

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------
Notes to Financial Statements

1. BASIS OF PRESENTATION

Howmet International Inc. ("HII") was formed on October 11, 1995 to acquire the group of companies which subsequently comprised Howmet Corporation and its parent. See "The 1995 Acquisition" below. The acquisition occurred on December 13, 1995. Prior to December 14, 1995 HII had no operations. Consequently, HII's results of operations and cash flows for the period from December 14, 1995 to December 31, 1995 were the same as HII's results for the period from October 11, 1995 to December 31, 1995.

      These financial statements include the consolidated statements of income, cash flows, and common stockholders' equity and redeemable preferred stock of HII for the years ended December 31, 1997 and 1996 and for the period from December 14, 1995 to December 31, 1995. For the period prior to December 14, 1995 (prior to the Acquisition when HII began operations), these financial statements include the combined statements of income, cash flows, and common stockholders' equity and redeemable preferred stock for the Howmet Predecessor Company. The entities which comprise the Howmet Predecessor Company are those which generated all HII sales and pre-interest, pre-tax earnings for the years ended December 31, 1997 and 1996 and for the period from December 14, 1995 to December 31, 1995. See "Howmet Predecessor Company" below.

The 1995 Acquisition

HII was formed to acquire Pechiney Corporation from Pechiney International, S.A. and the Cercast group of companies from Howmet Cercast S.A., a subsidiary of Pechiney International, S.A. (the "Acquisition"). Pechiney International, S.A. was subsequently merged into Pechiney, S.A. (together "Pechiney, S.A."). Carlyle-Blade Acquisition Partners, L.P., an affiliate of The Carlyle Group ("Carlyle") and Thiokol Holding Company, a wholly-owned subsidiary of Thiokol Corporation ("Thiokol"), owned 51% and 49%, respectively, of HII's common stock from December 13, 1995 until the 1997 ownership change (see "The 1997 Ownership Change" below). Thiokol owns 100% of HII's 9% Series A Cumulative payment-in-kind preferred stock.

      The Acquisition was effected through a series of transactions, mergers and name changes resulting in HII owning Howmet Holdings Corporation ("Holdings," formerly named Pechiney Corporation). Holdings owns Howmet Corporation. Howmet Corporation and its subsidiaries, including the Cercast group of companies, is the only operating subsidiary of Holdings and HII. The Stock Purchase Agreement provides HII with indemnities from Pechiney, S.A. for certain pre-closing tax, environmental and product liability matters and the Pechiney Notes (Note 8).

      The Acquisition was completed on December 13, 1995 for a total purchase price, including transaction fees and expenses, of approximately $771.6 million (after agreed upon 1996 post-closing adjustments). Financing for the Acquisition included (i) a $250 million cash equity investment from the proceeds of the issuance of $200 million of HII common stock and $50 million of HII payment-in-kind preferred stock, (ii) $51.4 million of proceeds from a special purpose receivables facility, (iii) a $25 million payment-in-kind ("PIK") junior subordinated purchaser note issued to Pechiney, S.A. and (iv) Company borrowings.

      The Acquisition was accounted for in accordance with the purchase method of accounting, and accordingly, the consolidated financial statements reflect the allocation of the purchase price and related acquisition costs to the assets acquired and liabilities assumed based on their fair values on the date of acquisition. The 1995 results, on a pro forma basis, after giving effect to the Acquisition as if it had occurred at the beginning of the year are: net sales $945.5 million, net loss $19.3 million, and net loss per common share $0.19. The pro forma information does not necessarily represent what the actual consolidated results would have been for 1995 and is not intended to be indicative of future results.

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

Howmet Predecessor Company

The combined statements of operations and retained earnings and cash flows have been prepared to present the combined operations of Howmet Corporation and Howmet Cercast Group ("Cercast") (collectively, the "Howmet Predecessor Company") on a historical cost basis prior to their acquisition by HII. All transactions between Howmet Corporation and Cercast have been eliminated.

      The entities which comprise the Howmet Predecessor Company are those which generated all HII sales and pre-interest, pre-tax earnings for the years ended December 31, 1997 and 1996 and for the period from December 14, 1995 to December 31, 1995. These entities were affiliated with common ownership and management.

      The Howmet Predecessor Company had significant transactions with Pechiney, S.A.

The 1997 Ownership Change

In November 1997, Carlyle sold 15 million of its HII common shares to the public. In December 1997, Carlyle sold 13 million of its HII common shares to Thiokol. In January 1998, an additional 350,000 common shares were sold to the public. After these sales, Thiokol, Carlyle and the public hold 62%, 22.65% and 15.35%, respectively, of outstanding HII common shares. Thiokol also owns all of the outstanding non-voting 9% Series A Cumulative payment-in-kind preferred stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

References to the "Company" relate to both HII and Howmet Predecessor Company.

Principles of Consolidation

The accompanying financial statements include all subsidiary companies and reflect the use of the equity method of accounting for 50% owned joint ventures. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective period. Amounts affected include, but are not limited to, allowances for doubtful accounts, reserves for contract losses and other accruals. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the sale of its products upon shipment. Provision for estimated losses on sales commitments are recorded when identified.

Earnings Per Share

Basic earnings per share is calculated by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding (100,000,000). Diluted earnings per share is calculated by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding plus the common stock equivalent shares of employee stock options, calculated using the treasury stock method (8,832 in 1997).

      All share and per share data have been retroactively restated to reflect the October 1997 10,000-to-1 stock split.

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

Cash and Cash Equivalents

The Company considers all investment instruments with a maturity of three months or less when acquired to be cash equivalents.

Inventories

Inventories are stated at cost, which approximates or is less than replacement value. The Company values a substantial portion of its inventories on the last-in, first-out ("LIFO") method and the remainder on the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed principally on the straight-line method over the estimated useful lives of the respective assets, ranging from 4 to 8 years for machinery and equipment and from 19 to 30 years for buildings.

Goodwill

Goodwill is the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired. It is amortized on a straight-line basis over 40 years.

Impairment of Long-Lived Assets

The Company records impairment losses on goodwill and on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than net book value.

Acquisition Intangibles

Other acquisition intangible assets consist of the fair value, at the Acquisition date (Note 1), of patents, technology and a non-compete agreement. They are being amortized on a straight-line basis over 10 to 15 years.

Translation of Foreign Currencies

All assets and liabilities of the Company's subsidiaries outside of the U.S., except for Canada, are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated into U.S. dollars at average rates of exchange prevailing during the period. Unrealized currency translation adjustments are deferred in the balance sheets, whereas transaction gains and losses are recognized currently in the statements of income.

      The Canadian operations functional currency is the U.S. dollar. Therefore, Canadian monetary assets and liabilities are translated at period end exchange rates, and inventories and other nonmonetary assets and liabilities are translated at historical rates. Adjustments resulting from translation of Canadian monetary assets and liabilities at year-end exchange rates are included in the statements of income.

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company to reduce interest rate and foreign currency risks. The Company does not hold or issue derivative financial instruments for trading purposes.

      The Company enters into interest rate swap agreements to reduce the risk on its floating rate debt. The differentials to be received or paid under such contracts are recognized as an increase or decrease to interest expense. In the event of an early termination of an interest rate swap, the resulting gain or loss is deferred and amortized as an adjustment to interest expense over the remaining life of the debt.

      The Company enters into forward foreign exchange contracts to hedge transactions, primarily firm commitments relating to firm sales backlog and inventory purchases denominated in foreign currencies. A forward foreign

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. The gains and losses on foreign currency transaction hedges are recognized in income and offset the foreign exchange gains and losses on the underlying transactions. Gains and losses of foreign currency firm commitment hedges are deferred and included in the basis of the transaction underlying the commitments.

Income Taxes

Provisions for federal, state, local and foreign income taxes are calculated based on current tax laws. The provision for income taxes includes, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Deferred taxes are provided to recognize the income tax effects of amounts which are included in different reporting periods for financial statement and tax purposes.

New Accounting Standards

In January 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." The standard establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities, including the sale of receivables. In February 1997, SFAS No. 128, "Earnings Per Share" was issued. This statement changes the methodology of calculating earnings per share. Adoption of both standards did not have a material effect on the Company's financial statements.

      In June 1997, SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" were issued. Adoption of SFAS No. 131 in 1998 is not expected to have a significant impact on the Company's financial statements. Adoption of SFAS No. 130 in 1998 will not have an effect on the Company's cash flows, financial position or net income. However, adoption of SFAS No. 130 will require the Company to report comprehensive income, which will include net income and the change in the cumulative translation adjustment reported in stockholders' equity.

Reclassification of Prior Period Financial Statements

Certain 1996 and 1995 amounts have been reclassified to be consistent with the 1997 presentation.

3. INVENTORIES

Inventories are summarized as follows (in millions):

                                                               December 31,
                                                         1997             1996
--------------------------------------------------------------------------------
Raw materials and supplies                              $ 62.0           $ 56.1
Work in progress                                          61.5             53.4
Finished goods                                            35.4             41.6
--------------------------------------------------------------------------------
FIFO inventory                                           158.9            151.1
LIFO valuation adjustment                                 (3.4)            (1.7)
--------------------------------------------------------------------------------
                                                        $155.5           $149.4
================================================================================

      At December 31, 1997 and 1996, inventories include $122.7 million and $101.2 million, respectively, that are valued using LIFO. This valuation adjustment approximates the difference between the LIFO carrying value and current replacement cost.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes the following

(in millions):
                                                             December 31,
                                                        1997              1996
--------------------------------------------------------------------------------
Land                                                   $ 12.8            $ 14.6
Buildings                                                60.2              70.7
Machinery and equipment                                 267.7             246.8
--------------------------------------------------------------------------------
                                                        340.7             332.1
Accumulated depreciation                                (65.2)            (41.0)
--------------------------------------------------------------------------------
                                                       $275.5            $291.1
================================================================================

      Depreciation expense was $41.2 million in 1997, $39.6 million in 1996, $1.8 million in the period from December 14 to December 31, 1995, and $31.9 million in the period from January 1 to December 13, 1995.

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

5. GOODWILL

Goodwill relates to the Acquisition (Note 1). Accumulated amortization was $14.6 million and $8.1 million at December 31, 1997 and 1996. The $22.5 million 1997 reduction in goodwill was due to (i) $6.5 million of amortization, (ii) the recognition of $6.1 million of preacquisition U.S. alternative minimum tax credits (Note 10) that were not estimable at the acquisition date, (iii) $9.4 million of goodwill associated with the Company's refurbishment business which was sold in 1997 (Note 19), and (iv) the effects of foreign exchange translation. The $55.6 million goodwill reduction in 1996 was due to (i) $7.7 million of amortization, (ii) the recognition of $30.5 million of preacquisition U.S. net operating loss carryforward benefits and alternative minimum tax credits that were not estimable at the acquisition date, (iii) the reversal of $22.3 million of restructuring accruals (Note 20), (iv) the 1996 $3.6 million settlement reduction of the acquisition price, and (v) finalization of the Acquisition purchase price allocation to the carrying value of certain other assets and liabilities.

6. PATENTS AND TECHNOLOGY AND OTHER INTANGIBLE
ASSETS, NET AND OTHER NONCURRENT ASSETS

Patents and technology and other intangible assets, net includes the following (in millions):

                                                              December 31,
                                                          1997            1996
--------------------------------------------------------------------------------
Patents and technology, net of
   accumulated amortization of
   $13.8 and $7.1                                        $ 53.6          $ 60.3
Non-compete agreement, net of
   accumulated amortization of
   $10.2 and $5.2                                          64.8            69.8
--------------------------------------------------------------------------------
                                                         $118.4          $130.1
================================================================================

      Other noncurrent assets in the consolidated balance sheet at December 31, 1997 and 1996 includes net deferred financing costs of $.8 million and $13.8 million, respectively. The deferred financing costs are being amortized over the life of the financings. In 1997, substantially all of the deferred financing amounts were expensed because the related financings were repaid and/or terminated (Note 7). Other noncurrent assets at December 31, 1997 and 1996 also includes $7.2 million and $8.2 million, respectively, of indemnification receivables from Pechiney, S.A. related to insurance claims. Equal amounts are included in the amounts captioned "Other noncurrent liabilities" on the consolidated balance sheets. The December 31, 1997 and 1996 "Other noncurrent assets" amount also includes indemnification receivables of $32.4 million and $26.7 million, respectively, related to environmental matters (Note 18).

7. FINANCING ARRANGEMENTS

In the fourth quarter of 1997, the Company terminated its senior credit facilities and repaid all outstanding borrowings thereunder, and the Company tendered for and repaid all but $3 million of its $125 million senior subordinated notes. As a result of these transactions, the Company recorded an extraordinary loss from the early retirement of debt of $12.3 million, after tax. The loss includes the write-offs of unamortized debt issuance costs, a tender premium for the senior subordinated notes and transaction costs. The debt repayments were funded with borrowings under a new $300 million bank revolving credit facility, which was entered into in the fourth quarter. Also in the fourth quarter, the Company elected to repay all but $6 million of its payment-in-kind junior subordinated notes. This payment was also funded with borrowings under the new $300 million bank revolving credit facility.

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

      Long-term debt, excluding Pechiney Notes (Note 8), is summarized as follows (in millions):

                                                               December 31,
                                                          1997             1996
--------------------------------------------------------------------------------
Revolving credit facility                                $198.0           $   --
Retired debt issues                                          --            309.0
Payment-in-kind junior
   subordinated notes                                       6.0             27.7
Other                                                       4.4             14.0
--------------------------------------------------------------------------------
                                                          208.4            350.7
Less current portion                                         --             56.1
--------------------------------------------------------------------------------
                                                         $208.4           $294.6
================================================================================

      Principal maturities for the succeeding five years ended December 31 are as follows: $0 in 1998-2001 and $198 million in 2002. At December 31, 1997, $7.6 million of letters of credit were outstanding and $94.4 million of borrowing capacity was available under the Revolving Credit Facility.

      In December 1997, the Company (through its wholly-owned and only operating subsidiary, Howmet Corporation) entered into a $300 million bank revolving credit facility ("Revolving Credit Facility"). The facility expires on December 16, 2002 and provides for an unsecured revolving credit line and letters of credit of up to $300 million in the aggregate. Interest is based on
(i) the higher of a bank's corporate base rate or the Federal funds rate plus 1/2% ("Floating Rate") for swing line loans which can be made daily or (ii) at the Company's option the Floating Rate or the Eurodollar rate plus 1/4% (6.22% at December 31, 1997) for advance loans which require three days notice.

      Terms of the Revolving Credit Facility require Howmet Corporation to meet certain interest coverage and leverage ratios and maintain certain minimum net worth amounts. In addition, there are restrictions customarily found in such agreements, such as limits on indebtedness and payments for acquisitions or investments. The agreement contains events of default including a change of control (as defined) of the Company and its subsidiaries, and cross defaults with respect to other debt and the receivables facility.

      The Company is a holding company, which conducts its only operations through Howmet Corporation and its subsidiaries and, accordingly, is dependent on the receipt of cash from these subsidiaries to meet its expenses and other obligations. Terms of the Revolving Credit Facility which limit transfers of cash to the Company from Howmet Corporation, affect the Company's ability to obtain funds for any purposes, including dividends, stock redemption, debt service and normal business activities. Based on current and anticipated activities, this limitation is not expected to have an effect on the Company's ability to conduct its normal activities.

      The 10% payment-in-kind junior subordinated purchaser note is due December 13, 2006. Interest accumulates through the issuance of PIK notes through December 13, 2003 and is payable in cash semi-annually thereafter. The notes may be prepaid at any time without penalty or notice.

      The Company has an agreement to sell, on a revolving basis, an undivided interest in a defined pool of accounts receivable. At December 31, 1997 the defined pool of outstanding accounts receivable amounted to $75.2 million. The Company received $55 million from the sale of such eligible receivables to a master trust and has deducted this amount from accounts receivable in the December 31, 1997 and 1996 consolidated balance sheets. Losses on the sale of receivables for the years ended December 31, 1997 and 1996 and for the period from December 14, 1995 to December 31, 1995 were $3.8 million, $4.5 million and $.7 million, respectively. These losses are included in the line captioned "Other, net" in the statements of income. At December 31, 1997 and 1996 the $20.2 million and $46.1 million differences, between the total eligible pool and the $55 million sold, represent retainage on the sale in the event the receivables are not fully collected. The Company has retained the responsibility for servicing and collecting the accounts receivable sold or held in the master trust. Any incremental additional costs related to such servicing and collection efforts are not significant.

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

      In 1997, 1996, the period from December 14 to December 31, 1995 and the period from January 1 to December 13, 1995, the Company paid interest of $20.1 million, $36.2 million, $0 million and $5.3 million, respectively.

8. RESTRICTED TRUST AND RELATED PECHINEY NOTES PAYABLE

In 1988, Pechiney Corporation, which as a wholly-owned subsidiary of Pechiney, S.A., issued indebtedness maturing in 1999 (the "Pechiney Notes") to third parties in connection with the purchase of American National Can Company. As a result of the Acquisition, Pechiney Corporation (now named Howmet Holdings Corporation, "Holdings") became a wholly-owned subsidiary of the Company. The Pechiney Notes remained at Holdings, but Pechiney, S.A., which retained American National Can Company, agreed with the Company to be responsible for all payments due on or in connection with the Pechiney Notes. Accordingly, Pechiney, S.A. issued its own note to Holdings in an amount sufficient to satisfy all obligations under the Pechiney Notes. The Pechiney, S.A. note was deposited in a trust for the benefit of Holdings (the "Restricted Trust"). If Pechiney, S.A. fails to make any payments required by its note, the trustee under the Restricted Trust (the "Trustee") has irrevocable letters of credit in the aggregate amount of $772 million issued to the Restricted Trust by Banque Nationale de Paris ("BNP"), a French bank which has an A+ credit rating from Standard & Poors Ratings Group ("S&P"), to draw upon to make such payments. In the event that there is an impediment to a draw under the BNP letters of credit held by the Trustee, the Trustee has substantially identical "back-up" letters of credit in the aggregate amount of $772 million issued to the Restricted Trust by Caisse des Depots et Consignations, a French bank which has an AAA credit rating from S&P. In addition, the holders of the Pechiney Notes have a third set of letters of credit (also issued by BNP), which can be drawn upon by such holders in the event that principal and/or interest payments on the Pechiney Notes are not made. Pechiney, S.A. is solely responsible as reimbursement party for draws under the various letters of credit referenced above, and by agreement with the banks neither Holdings nor the Company has any responsibility therefor. However, Holdings remains liable as the original issuer of the Pechiney Notes in the event that Pechiney, S.A. and both banks fail to meet their obligations under their respective letters of credit. Management believes that it is extremely remote that the Company will be required to use any of its assets other than those in the Restricted Trust to satisfy any payments due on or in connection with the Pechiney Notes. Upon repayment of the Pechiney Notes, the Restricted Trust terminates and any assets of the Restricted Trust are to be returned to Pechiney, S.A.

      The Pechiney Notes are due on January 2, 1999 and may not be prepaid prior to that date. Interest is at three-month LIBOR plus 25 basis points (5.98% for the quarter ended December 31, 1997). Interest is paid on the last business day of each calendar quarter. Interest expense on these notes was $42.8 million and $42.1 million for the year ended December 31, 1997 and 1996 and $2.2 million for the period from December 14, 1995 to December 31, 1995. Interest income from the Restricted Trust for the aforementioned periods was equal to the interest expense and is netted in these financial statements.

9. COMMITMENTS

The Company and its subsidiaries have noncancellable operating leases relating principally to manufacturing and office facilities and certain equipment. Future minimum payments under noncancellable leases as of December 31, 1997 are as follows: 1998 - $5.2 million, 1999 - $4.3 million, 2000 - $3.3 million, 2001 -
$1.6 million, 2002 - $.8 million and thereafter $2.8 million.

      Total rental expense for all operating leases was $7.3 million in 1997, $8 million in 1996, $.4 million in the period from December 14 to December 31, 1995 and $6.7 million in the period from January 1 to December 13, 1995.

      As of December 31, 1997, the Company is committed to spend $20.1 million for 1998 capital expenditures.

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

10. INCOME TAXES

Income taxes were provided in the following amounts (in millions):

                                                                Howmet International Inc.           Howmet Predecessor
                                                                      Consolidated                   Company Combined
                                                      ----------------------------------------------------------------
                                                                                     Period from        Period from
                                                                                  December 14, 1995   January 1, 1995
                                                         Year ended December 31,          to                 to
                                                           1997           1996    December 31, 1995  December 13, 1995
----------------------------------------------------------------------------------------------------------------------
Current income taxes:
   U.S. Federal                                            $23.0          $15.5          $  .2          $22.9
   State                                                     7.8           11.7             --            4.0
   Foreign                                                   7.9            6.3             .3            2.8
----------------------------------------------------------------------------------------------------------------------
                                                            38.7           33.5             .5           29.7
Deferred income taxes                                        (.3)          (3.2)            --           (6.0)
----------------------------------------------------------------------------------------------------------------------
                                                           $38.4          $30.3          $  .5          $23.7
======================================================================================================================

      In 1997 tax expense includes $46.3 million of expense related to income before the extraordinary loss, and a $7.9 million benefit related to the extraordinary loss from early retirement of debt.

      A reconciliation of the United States statutory rate to the effective income tax rate follows:

                                                                Howmet International Inc.           Howmet Predecessor
                                                                      Consolidated                   Company Combined
                                                      ----------------------------------------------------------------
                                                                                     Period from        Period from
                                                                                  December 14, 1995   January 1, 1995
                                                         Year ended December 31,          to                 to
                                                           1997           1996    December 31, 1995  December 13, 1995
----------------------------------------------------------------------------------------------------------------------
Statutory rate                                             35.0%          35.0%          35.0%              35.0%
   Effect of:
     State income taxes, net of federal benefit             3.1           10.1           10.1                4.0
     Foreign tax differential                                .1             .3           17.1                5.0
     Goodwill amortization                                  2.3            4.8           46.1                1.2
     Research & development credits                        (3.3)           (.4)            --                 --
     Adjustment to prior years' provision                    --             --             --                2.3
     Other                                                  1.9            4.4           (14.7)              (.1)
----------------------------------------------------------------------------------------------------------------------
Effective rate                                             39.1%          54.2%          93.6%              47.4%
======================================================================================================================

      Domestic and foreign components of pre-tax income, including the 1997 $20.2 million extraordinary loss from early retirement of debt, are as follows (in millions):

                                                                Howmet International Inc.           Howmet Predecessor
                                                                      Consolidated                   Company Combined
                                                      ----------------------------------------------------------------
                                                                                     Period from        Period from
                                                                                  December 14, 1995   January 1, 1995
                                                         Year ended December 31,          to                 to
                                                           1997           1996    December 31, 1995  December 13, 1995
----------------------------------------------------------------------------------------------------------------------
United States                                              $71.8          $37.0          $(2.0)         $37.9
Foreign                                                     26.3           18.9            2.5           12.1
----------------------------------------------------------------------------------------------------------------------
                                                           $98.1          $55.9          $  .5          $50.0
======================================================================================================================

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

      The components of the net deferred income tax asset (liability) are as follows (in millions):

                                                                December 31,
                                                            1997          1996
--------------------------------------------------------------------------------
State and foreign net operating losses                     $ 24.7        $ 29.9
U.S. alternative minimum tax credits                          7.9          18.3
Accrued retiree benefits
    other than pensions                                      39.8          38.0
Vacation and deferred
    compensation accruals                                    24.2           9.9
Pension liability                                             6.6           6.7
Other accruals                                               23.1          25.2
--------------------------------------------------------------------------------
    Gross deferred tax asset                                126.3         128.0
Valuation allowance                                         (18.0)        (22.2)
--------------------------------------------------------------------------------
    Total deferred tax asset                                108.3         105.8
--------------------------------------------------------------------------------
Inventory                                                   (27.0)        (27.3)
Property, plant and equipment                               (46.9)        (50.1)
Patents and technology                                      (21.5)        (24.3)
--------------------------------------------------------------------------------
    Total deferred tax liability                            (95.4)       (101.7)
--------------------------------------------------------------------------------
    Net deferred tax asset                                 $ 12.9        $  4.1
================================================================================
Balance sheet classification:
    Current assets                                         $ 16.3        $ 21.0
    Noncurrent liabilities                                   (3.4)        (16.9)
--------------------------------------------------------------------------------
                                                           $ 12.9        $  4.1
================================================================================

      The change in net deferred tax asset includes a $.3 million and $3.2 million deferred tax benefit which is included in the net 1997 and 1996 income tax expense, respectively. Also, in 1997 and 1996 net deferred tax assets were increased by $6.1 million and $30.1 million, respectively, and goodwill was reduced by the respective amounts. The principal reason for these reductions was the recognition of $36.6 million of preacquisition U.S. net operating loss carryforward benefits and alternative minimum tax credits, which were acquired as part of the December 13, 1995 acquisition and were not estimable at the acquisition date. All the U.S. net operating loss carryforwards have been used to offset U.S. Federal taxes that would have otherwise been payable in 1996. A majority of the alternative minimum tax credits were used to offset U.S. Federal taxes that would have otherwise been payable in 1997. The alternative minimum tax credits have no expiration date. The 1997 deferred tax assets increased an additional $2.4 million primarily due to the cumulative foreign exchange adjustment.

      At December 31, 1997 and 1996, the Company had available $131 million and $151.8 million, respectively, of state net operating loss carryforwards. Of the 1997 amount, $101 million expires in 1998 and $30 million expires in 1999. At December 31, 1997 and 1996, the Company had available approximately $10.5 million and $15.8 million, respectively, of foreign net operating loss carryforwards which can only be used to offset foreign taxable income. A majority of these carryforwards have no expiration date. At December 31, 1997 and 1996, the Company also had foreign tax benefits of $6.8 million and $7.8 million, respectively, which will be realized over the next three years.

      At December 31, 1997 and 1996, the Company carried a valuation allowance equal to the deferred tax asset associated with all state and foreign net operating loss carryforwards. The Company has no other valuation allowance because management believes it is more likely than not that future operations will generate sufficient taxable income to realize the other deferred tax assets. A continuation of the 1997 level of earnings will provide ample taxable income for such realizations.

      In 1997 the deferred tax valuation allowance related to state net operating losses decreased by $2.6 million as some losses were used to offset 1997 income and others expired. In 1997 the deferred tax valuation allowance related to foreign net operating losses was reduced by $1.6 million because some losses were used to offset 1997 income and because of the reducing effect of foreign exchange translation. During 1996 the Company's deferred tax valuation allowance decreased by $2.2 million, principally due to a change in estimated foreign net operating losses.

      In 1997, 1996, the period from December 14 to December 31, 1995 and the period from January 1 to December 13, 1995, the Company paid income taxes, net of refunds, of $45.6 million, $28.4 million, $.9 million, and $42.6 million, respectively.

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

11. PENSIONS

The Company has noncontributory defined benefit retirement plans covering substantially all of its employees in the U.S. and Canada. In accordance with the Stock Purchase Agreement for the Acquisition, Pechiney, S.A. is responsible for the benefits of the nonunion hourly employees who were retired at the Acquisition date. Pechiney, S.A. is also responsible for all salaried employee benefits earned prior to the Acquisition date. The Company is responsible for all other covered nonunion hourly employees and for all salaried employee benefits earned subsequent to the Acquisition date. Effective January 1, 1997, Howmet Corporation has amended the salaried plan to change the formula from "final pay" to "cash balance." This change resulted in a 1997 unrecognized prior service cost reduction of $37.9 million, and 1997 expense of $2.6 million less than it would have been using the prior plan formula. The Company intends to make annual contributions to the retirement plans in amounts up to the maximum allowable for tax deduction purposes.

      The following items are the components of the net periodic pension cost for the U.S. and Canadian plans (in millions):

                                                                Howmet International Inc.           Howmet Predecessor
                                                                      Consolidated                   Company Combined
                                                      ----------------------------------------------------------------
                                                                                     Period from        Period from
                                                                                  December 14, 1995   January 1, 1995
                                                         Year ended December 31,          to                 to
                                                           1997           1996    December 31, 1995  December 13, 1995
----------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period           $10.1          $ 8.6          $  .4          $ 7.8
Interest cost on the projected benefit obligation            8.2            9.7             .4            8.0
Actual return on plan assets                               (18.1)         (10.9)           (.4)         (12.8)
Net amortization and deferral                                5.0            1.0             --            4.7
----------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                  $ 5.2          $ 8.4          $  .4          $ 7.7
======================================================================================================================

      The following table sets forth the U.S. and Canadian plans' funded status and amounts recognized in the balance sheets (in millions):

                                                                             December 31, 1997                December 31, 1996
                                                                       Actuarial benefit obligation     Actuarial benefit obligation
                                                                       -------------------------------------------------------------
                                                                            Exceed      Less than           Exceed      Less than
                                                                         plan assets   plan assets       plan assets   plan assets
------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefit obligation                                               $(16.1)       $(86.5)           $ (8.9)       $(80.3)
   Nonvested benefit obligation                                              (1.3)         (4.8)             (2.5)         (3.4)
------------------------------------------------------------------------------------------------------------------------------------
   Accumulated benefit obligation                                           (17.4)        (91.3)            (11.4)        (83.7)
   Additional benefits based on estimated future salary increases            (5.2)         (1.1)            (41.2)         (1.1)
------------------------------------------------------------------------------------------------------------------------------------
   Projected benefit obligation                                             (22.6)        (92.4)            (52.6)        (84.8)
   Fair value of plan assets                                                 14.3         125.4               2.4         112.2
------------------------------------------------------------------------------------------------------------------------------------
   Projected benefit obligation (in excess of) less than plan assets         (8.3)         33.0             (50.2)         27.4
   Prior service cost (reduction) not yet recognized in net periodic cost   (37.9)           .6                --            --
   Unrecognized net loss (gain)                                               4.9          (7.3)              2.0          (1.5)
------------------------------------------------------------------------------------------------------------------------------------
   Accrued pension liability                                               $(41.3)       $ 26.3            $(48.2)       $ 25.9
====================================================================================================================================

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

      The discount rate used to determine the actuarial present value of the projected benefit obligation was 7.5% at December 31, 1997 and 1996. The expected rate of return was 9% at December 31, 1997 and 1996 and 9.5% at December 31, 1995 for U.S. plan assets and 8% for Canadian plan assets at December 31, 1997, 1996 and 1995. The expected increase in future salaries for those plans using future compensation assumptions was 5% at December 31, 1997 and 1996 for the U.S. plans and 6% for the Canadian plans at December 31, 1997 and 1996. The unrecognized net asset and the unrecognized prior service cost are being amortized based on the projected future service lives of employees, which range from 15-25 years. Plan assets are primarily invested in equity securities, debt securities and temporary cash investments. Accrued pension cost is included in the amounts captioned "Accrued liabilities" and "Other noncurrent liabilities" in the consolidated balance sheets.

      The net pension expense for the Company's United Kingdom operations was $1.2 million in 1997 and $1.1 million in both 1996 and 1995.

      The Company sponsors matching 401(k) savings plans for eligible employees. The Company matches up to 5% of salaried employee contributions and up to 6% of the contribution of all full time nonunion hourly employees. Company contributions to the matching savings plans were approximately $6.8 million in 1997 and $4 million in both 1996 and 1995.

12. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides postretirement health care and life insurance benefits to its eligible active and retired employees, including certain union, nonunion and salaried employees. Components of the net periodic postretirement benefit cost were as follows (in millions):

                                                                           Howmet International Inc.           Howmet Predecessor
                                                                                 Consolidated                   Company Combined
                                                                    -------------------------------------------------------------
                                                                                                Period from        Period from
                                                                                             December 14, 1995   January 1, 1995
                                                                    Year ended December 31,          to                 to
                                                                      1997           1996    December 31, 1995  December 13, 1995
---------------------------------------------------------------------------------------------------------------------------------
Service cost - benefits attributable to service during the period     $ 3.4         $ 2.9          $  .1               $ 2.4
Interest cost on accumulated postretirement benefit obligation          7.5           6.6             .4                 6.3
Net amortization and deferral                                            .4            --             --                  --
---------------------------------------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                              $11.3         $ 9.5          $  .5               $ 8.7
=================================================================================================================================

      The amounts recognized as a liability in the Company's consolidated balance sheets are as follows (in millions):

                                                                December 31,
                                                             1997         1996
--------------------------------------------------------------------------------
Retirees                                                    $(53.4)      $(49.8)
Fully eligible active plan participants                      (19.9)       (14.0)
Other plan participants                                      (37.0)       (32.1)
Unrecognized prior service cost                                4.5           --
Unrealized net loss                                            6.7          1.4
--------------------------------------------------------------------------------
   Total                                                     (99.1)       (94.5)
Less current portion                                           6.0          6.0
--------------------------------------------------------------------------------
                                                            $(93.1)      $(88.5)
================================================================================

      The 1997 unrecognized prior service cost is primarily due to lowering eligibility requirements for union hourly employees. The accumulated postretirement benefit obligation was determined using weighted average discount rates of 7.5% for 1997 and 1996. The health care cost trend rate assumption for below age 65 benefits was 10% in 1997 and 11% in 1996 and is assumed to decline 1% annually to 6% in the year 2001 and remain constant thereafter. The health care cost trend rate for above age 65 benefits was 8.2% in 1997 and 9% in 1996 and is assumed to decline gradually to 5% in the year 2001 and remain constant thereafter. A 1% increase in the health care cost trend rate would have increased the accumulated postretirement benefit obligation by $1.3 million and $6.1 million at December 31, 1997 and 1996, respectively, and the net periodic cost by $.5 million in 1997 and $.7 million in 1996.

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

13. COMMON AND PREFERRED STOCK

On October 8, 1997, the Board of Directors approved a 10,000-to-1 stock split in the form of a stock dividend, which increased outstanding common stock from 10,000 to 100,000,000 shares. All share and per share data in the accompanying financial statements have been retroactively adjusted to reflect the aforementioned changes.

      An amendment to the Company's Restated Certificate of Incorporation was approved by the Board of Directors and the stockholders of the Company on October 8, 1997. The amendment increased authorized common stock to 400,000,000 shares and authorized 10,000,000 shares of preferred stock, $.01 par value per share. The Board of Directors is authorized to determine the terms of any new series of preferred stock. Of the 10,000,000 shares of authorized preferred stock, 15,000 shares are designated as 9% Series A Senior Cumulative Preferred Stock. Dividends on this preferred stock are at 9% and are payable-in-kind. The Company is obligated to redeem these shares in 2005 or immediately prior to a merger or consolidation of the Company with, or the sale or transfer of substantially all assets to, any entity other than a wholly-owned subsidiary. Upon liquidation or dissolution of the Company, holders of this preferred stock would be entitled to be paid from the assets of the Company before any payment could be made to the common stockholders. All outstanding shares of this preferred stock are owned by Thiokol.

14. SARs AND STOCK OPTION PLANS

Stock Appreciation Rights ("SARs")

In early 1996, the Company adopted a SARs plan. Under the plan, SARs representing up to 5% of the Company's equity value were authorized to be issued to executive officers of the Company. The SARs are similar to phantom stock options and are valued based on appreciation of the value of the Company's common stock above the base per share of the SARs. In November 1997, the Company amended its SARs plan (the "Amended SARs Program"). Pursuant to the Amended SARs Program, the maximum per share value of the outstanding SARs is limited to the difference between $15 and the base price per share of the SARs (generally $2). In exchange for accepting such limitation, each holder of SARs was granted a non-qualified stock option (a "Howmet Option") to purchase, at the $15 per share initial public offering price, a number of shares of common stock equal to the number of shares with respect to which such employee had SARs (approximately 4.4 million Howmet Options in total).

      The SARs vest over a five-year period ending in 2001 based upon passage of time, the operating performance of the Company, and tenure of the executives. Vesting accelerates if there is a sale of substantially all assets, liquidation, or a change in control of the Company.

      At December 31, 1997 there were approximately 4.4 million SARs outstanding. Compensation costs of $31.4 million and $6.6 million were charged against income for the SARs plan in 1997 and 1996, respectively. At December 31, 1997 and 1996, $38 million and $6.6 million, respectively, was included in the amount captioned "Other noncurrent liabilities" in the consolidated balance sheet.

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

Howmet Options

In November 1997, the Company adopted its 1997 Stock Awards Plan (the "Plan") which provides for grants of stock options, shares of restricted stock and SARs to key Company employees. The Plan provides for grants involving up to an aggregate 5 million shares of Howmet International Inc. common stock. In December 1997, 4,377,500 options were granted as a result of the aforementioned Amended SARs Program. All such options have a $15 per share exercise price and are outstanding at December 31, 1997. Such options will vest and become exercisable in 25% increments on January 1 of each year beginning in 1999. The options expire eight years after the date of grant. The Company has reserved 5 million common shares for issue pursuant to the 1997 Stock Awards Plan.

      On January 1, 1997, the Company adopted SFAS No. 123 "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company chose to continue to account for stock-based compensation using the intrinsic value method under APB Opinion No. 25 and, accordingly, does not recognize compensation cost for options issued at the market price at date of grant. If the Company recognized compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income applicable to common stock and earnings per common share, on a pro forma basis would have been reduced by approximately 1.2% and 1.8%, respectively, in 1997. The fair value of the Howmet options was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.71%; volatility of the expected market price of the Company's common stock of .288 and a weighted-average option life of 6 years.

Thiokol Options

Certain key executives of the Company hold 195,000 contingent stock options for Thiokol common stock. The exercise price of the options is the market price of Thiokol common stock on the date of the grant ($35.50-$40.94). The options will vest only if Thiokol acquires 100% of the Company prior to December 13, 2001. The options vest, and are exercisable, 50% on the date of such acquisition and 25% each year thereafter. They expire not later than ten years after the date of the grant.

      Thiokol has informed holders of the Thiokol Options of Thiokol's intention to adopt a plan that would allow the holders to benefit from such options even if Thiokol does not acquire 100% of the Company prior to December 13, 2001. At December 13, 2001 each participant will become vested in the difference as of December 13, 2001 between the aggregate market value of all of the shares of Thiokol common stock represented by the participant's Thiokol Options and the aggregate exercise price of all such options. Holders of Thiokol Options who retire before December 13, 2001 would receive a pro rata portion of the benefits described above based on the portion of time employed by the Company during the period from December 13, 1995 to December 13, 2001.

      Whether the executives vest in the Thiokol Options or vest in the alternative plan, the Company will record compensation expense for one but not both plans. Because vesting is assured under the alternative plan, the Company is recording compensation expense related to that plan over the six year vesting period ending December 13, 2001. In 1997 $2.9 million of compensation expense was charged against income. There was no comparable expense recorded prior to 1997.

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

15. GEOGRAPHIC INFORMATION

The Company operates in a single industry as a manufacturer of investment cast components primarily for sale to the defense and commercial aircraft and industrial gas turbine engine industries. The Company is a multinational entity with operating subsidiaries in two geographic regions, North America (including the United States and Canada) and Europe (including France and the United Kingdom). Intercompany transfers between geographic areas are not significant. In computing earnings from operations for subsidiaries outside of the United States, no allocations of general corporate expenses have been made. Allocated identifiable assets exclude the $716.4 million Restricted Trust (Note 8).

(in millions)                             North America     Europe       Total
--------------------------------------------------------------------------------
Howmet International Inc.
   Consolidated:
1997
   Sales to unaffiliated
     customers                               $1,026.9      $  231.3     $1,258.2
   Income from
     operations                                 135.7          18.8        154.5
   Identifiable assets                          779.3         214.9        994.2
1996
   Sales to unaffiliated
     customers                                  876.9         229.9      1,106.8
   Income from
     operations                                  88.2          13.8        102.0
   Identifiable assets                          829.2         223.2      1,052.4
Period from
December 14, 1995 to
December 31, 1995
   Sales to unaffiliated
     customers                                   34.9          16.5         51.4
   Income from
     operations                                   2.1           2.5          4.6
Howmet Predecessor
   Company Combined:
Period from
January 1, 1995 to
December 13, 1995
   Sales to unaffiliated
     customers                                  703.6         190.5        894.1
   Income from
     operations                                  45.0           6.7         51.7
--------------------------------------------------------------------------------

      Sales to unaffiliated customers include export sales of $331.9 million in 1997, $330.1 million in 1996, $19.3 million in the period from December 14 to December 31, 1995, and $278.1 million in the period from January 1 to December 13, 1995. Export sales of domestic operations, included in total export sales, were $254.1 million in 1997, $235 million in 1996, $10.1 million in the period from December 14 to December 31, 1995, and $160.4 million in the period from January 1 to December 13, 1995. In 1997, 1996 and 1995, approximately 50% to 61% of export sales of domestic operations were to Western Europe, approximately 25% to 41% were to Canada and approximately 8% to 16% were to the Far East.

      The Company's sales to its two largest customers were $253.4 million and $185.1 million in 1997, $206 million and $159.5 million in 1996, $10.5 million and $7.9 million in the period from December 14 to December 31, 1995, and $184 million and $138.1 million in the period from January 1, 1995 to December 13, 1995. Receivables from these customers were $12.4 million and $17 million at December 31, 1997 and $16.5 million and $12.7 million at December 31, 1996.

16. TRANSACTIONS WITH AFFILIATES

Prior to the 1997 ownership change (Note 1), the Company had management agreements with Carlyle and with Thiokol for certain management and financial advisory services. Each agreement provided for the payment of an annual management fee of $1 million. In addition, in 1995 Carlyle and Thiokol each received $2 million for services provided in connection with the acquisition of the Company. This transaction was reflected as a reduction of capital surplus in the consolidated balance sheet. In November 1997, the agreement with Carlyle was amended to reduce the annual fee to $.5 million and the agreement with Thiokol was terminated. The Company and Thiokol have entered into a new service agreement whereby Thiokol will provide a wide range of administrative services for which the Company will generally pay Thiokol's cost plus a fee.

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

      In connection with the 1997 ownership change, Thiokol and Carlyle amended and restated their December 1995 shareholders agreement and entered into an agreement with the Company. Pursuant to such agreements, (1) Carlyle has one position on the Company's Board of Directors as long as it owns not less than 5% of the outstanding common stock; (2) Carlyle will not dispose of any of its shares of common stock prior to the earlier of December 1999 or a change of control of Thiokol; (3) during the two-year period starting December 1999, Thiokol will have an option to acquire Carlyle's shares of common stock (all, or in increments of 25%) and a right of first refusal to acquire any shares Carlyle proposes to sell, in each case at market price; (4) generally, if Thiokol disposes of any of its shares of common stock to an unaffiliated third party prior to December 2001, Carlyle will have the right to participate in such sale with respect to a proportionate number of its shares on the same terms; (5) Carlyle has certain registration rights (exercisable between December 1999 and December 2002) for its remaining shares of common stock; and (6) Thiokol has certain preemptive rights. In addition, Thiokol has agreed that, without prior consent of the Carlyle director and a majority (but not less than two) of the non-employee directors of the Company who are not directors or employees of Thiokol or Carlyle, neither Thiokol nor any of its affiliates may acquire any Publicly Held Shares if, after such acquisition, the number of Publicly Held Shares then outstanding would be less than 14% of the total number of shares outstanding, other than (x) pursuant to a tender offer to acquire all of the outstanding shares of common stock not then beneficially owned by Thiokol, or
(y) pursuant to a merger or other business combination in which all holders of Publicly Held Shares are treated equally. "Publicly Held Shares" means the outstanding shares of common stock other than shares held by Thiokol, Carlyle or their respective affiliates.

      In December 1995, certain executives of the Howmet Predecessor Company invested $4.7 million in Carlyle. Upon the 1997 sale of Carlyle's interest in the Company, the executives received a cash distribution from Carlyle, pro rata to their investment in Carlyle.

      The Howmet Predecessor Company had financing and other transactions with Pechiney Corporation. Interest income earned from advances to Pechiney Corporation was based on short-term borrowing rates obtained by Pechiney Corporation. The average advance balance was $148.7 million for the period from January 1 to December 13, 1995.

17. FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to credit risk consist principally of trade receivables. The Company does not require collateral and maintains reserves for potential credit losses related to trade accounts receivable. The Company's accounts receivable are principally due from companies in the aerospace and industrial gas turbine engine industries. See
Note 15 for receivables from the Company's two largest customers.

      The fair values of the Company's trade receivables and payables approximate their carrying amounts. Because the Revolving Credit Facility borrowings are at variable interest rates, their carrying value approximates their fair value at December 31, 1997.

      The Company enters into forward exchange contracts as a hedge against currency fluctuations of certain foreign currency transactions. At December 31, 1997, the Company had contracts to purchase 7.6 million Canadian dollars with maturity dates from January to September 1998 for $5.5 million. At December 31, 1997, the fair value of these contracts was $5.3 million. The fair value of foreign currency contracts was estimated by obtaining quotes from brokers. The market value gains or losses arising from foreign exchange contracts offset foreign exchange gains or losses on the underlying hedged assets or liabilities. The Company's exposure to currency risk is limited to currency rate movement and is considered to be negligible.

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

      The counterparties to the foreign exchange transactions are major financial institutions. The Company does not anticipate nonperformance by the counterparties.

18. CONTINGENCIES

The Company has received test results indicating levels of polychlorinated biphenyls ("PCBs") at its Dover, New Jersey facility which will require remediation. These levels have been reported to the New Jersey Department of Environmental Protection ("NJDEP"), and the Company is preparing a work plan to define the risk and to test possible clean-up options. The statement of work must be approved by the NJDEP pursuant to an Administrative Consent Order entered into between the Company and NJDEP on May 20, 1991 regarding clean-up of the site. Various remedies are possible and could involve expenditures ranging from $2 million to $22 million or more. The Company has recorded a $2 million long-term liability as of December 31, 1997 and 1996 for this matter. Given the uncertainties, it is possible that the estimated range of this cost and the amount accrued will change within a one year period. The indemnification discussed below applies to the costs associated with this matter.

      In addition to the above, liabilities arising for clean-up costs associated with hazardous types of materials in several waste disposal facilities exist. In particular, the Company has been or may be named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws at eleven on-site and off-site locations. At December 31, 1997 and 1996, $4.4 million of accrued environmental liabilities are included in the consolidated balance sheet for such matters.

      In connection with the Acquisition, Pechiney, S.A. indemnified the Company for environmental liabilities relating to Howmet Corporation and stemming from events occurring or conditions existing on or prior to the Acquisition, to the extent that such liabilities exceed a cumulative $6 million. This indemnification applies to all of the aforementioned environmental matters. It is highly probable that changes in any of the aforementioned accrued liabilities will result in an equal change in the amount receivable from Pechiney, S.A. pursuant to this indemnification.

      In addition to the above environmental matters, and unrelated to Howmet Corporation, Holdings and Pechiney, S.A. are jointly and severally liable for environmental contamination and related costs associated with certain discontinued mining operations owned and/or operated by a predecessor-in-interest until the early 1960s. These liabilities include approximately $21.3 million in remediation and natural resource damage liabilities at the Blackbird Mine site in Idaho and a minimum of $8 million in investigation and remediation costs at the Holden Mine site in Washington. Pechiney, S.A. has agreed to indemnify the Company for such liabilities. In connection with these environmental matters, the Company recorded a $29.3 million liability and an equal $29.3 million receivable from Pechiney, S.A. as of December 31, 1997 and $24.7 million for both the liability and receivable as of December 31, 1996.

      Estimated environmental costs are not expected to materially impact the financial position or the results of the Company's operations in future periods. However, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations. Any losses which are not covered by the Pechiney, S.A. indemnifications and which are in excess of amounts currently accrued will be charged to operations in the periods in which they occur.

      The Company, in its ordinary course of business, is involved in other litigation, administrative proceedings and investigations of various types in several jurisdictions. The Company believes these are routine in nature and incidental to its operations, and that the outcome of any proceedings to which the Company currently is a party will not have a material adverse effect upon its operations or financial condition.

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

      At December 31, 1997, the Company guaranteed certain indebtedness aggregating $5.9 million of a 50% owned entity.

19. SALE OF REFURBISHMENT BUSINESS

In September 1997, the Company sold its aircraft engine component refurbishment business (other than its coating operations). The Company received net cash proceeds of approximately $44.9 million after tax and related expenses. The sales transaction had an immaterial effect on net income. Net sales of such business were approximately $53 million in 1997 for the period prior to the September sale and approximately $69 million for the full year 1996. Income from operations of this business were immaterial in all periods.

20. RESTRUCTURING

1992 and 1994 Restructuring

In 1992 the Company recorded a restructuring provision for reengineering programs and capacity rationalization. In 1994 the Company recorded an additional restructuring provision for costs to close a wax facility, for closure of an administrative office, and for costs to exit the airmelt alloy business. The decision to exit the airmelt alloy business was reversed in 1995, and the related restructuring accrual was credited to income in 1995.

      The following table sets forth the 1995, 1996 and 1997 activity for these restructuring accruals (in millions):

                                                     1992             1994
                                                 Restructuring     Restructuring
--------------------------------------------------------------------------------
December 31, 1994 balance                            $12.4            $ 4.0
   Cash disbursements                                 (9.3)            (1.9)
   Changes in estimates                                 --             (1.6)
--------------------------------------------------------------------------------
December 31, 1995 balance                              3.1               .5
   Cash disbursements                                   --              (.1)
   Changes in estimates                               (2.8)             (.4)
--------------------------------------------------------------------------------
December 31, 1996 balance                               .3               --
   Cash disbursements                                  (.3)              --
--------------------------------------------------------------------------------
December 31, 1997 balance                            $  --            $  --
================================================================================

      The 1996 accrual reductions resulted in a reduction of goodwill.

1995/1996 Restructuring Provision

In connection with the Acquisition, management determined that certain manufacturing capabilities would be eliminated and the related facilities would be utilized for purposes other than for manufacturing. Accordingly, a reserve of $21 million, principally for severance costs, was recorded. The extent of the restructuring was less than initially anticipated; consequently, in 1996 $19.1 million of the accrual was reversed and goodwill was reduced by an equal amount. Expenditures in 1996 for this restructuring effort were $1 million, principally for termination costs for 45 permanent and temporary employees. The $.9 million December 31, 1996 accrual balance is included in amounts captioned "Accrued liabilities" in the consolidated balance sheet. This amount was spent in 1997, principally for termination costs related to 15 employees.

21. OTHER INFORMATION

Other, net in the income statements includes equity in income (loss) of unconsolidated affiliates of $1.5 million, $(1.4) million, $(.2) million and $(4.3) million for the years ended December 31, 1997, 1996, the period from December 14 to December 31, 1995 and the period from January 1 to December 13, 1995, respectively. It also includes losses on sales of receivables (Note 7) and $2.6 million of 1997 costs associated with the 1997 public offering of common stock.

      The 1996 reduction of receivables reported in the statement of cash flows includes $21.1 million for collection of long-term customer receivables.

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

22. QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)

The table below presents the Company's quarterly financial highlights for 1997 and 1996. The Company's business is generally not seasonal. However, the timing of customer inventory needs in relation to engine production and delivery schedules can cause quarterly fluctuations in the Company's operating performance that are not necessarily related to underlying business conditions.

(in millions, except per share amounts)               1997 Quarter Ended                      1996 Quarter Ended
--------------------------------------------------------------------------------------------------------------------------
                                            Dec. 31    Sept. 28  June 29   Mar. 30   Dec. 31   Sept. 29  June 30   Mar. 31
--------------------------------------------------------------------------------------------------------------------------
Net sales (a)                               $ 306.2    $ 309.0   $ 330.4   $ 312.6   $ 283.5   $ 278.5   $ 283.4   $ 261.4
Gross profit                                   93.5       94.3     103.6      92.6      80.5      76.7      74.6      71.4
Income before extraordinary item(b)(c)(d)      12.7       21.2      22.6      15.5       9.8       9.2       5.0       1.6
Extraordinary item - loss on
   early retirement of debt                   (12.3)        --        --        --        --        --        --        --
Net income                                       .4       21.2      22.6      15.5       9.8       9.2       5.0       1.6
Income per common share before
   extraordinary item (basic and diluted)       .11        .20       .21       .14       .09       .08       .04       .01
==========================================================================================================================

(a) Includes $3.4 million and $6.3 million of additional revenue (with no associated costs) in the first and second quarters of 1997, respectively, from a pricing adjustment with a customer that is not expected to recur in future periods.
(b) Includes expense related to the Company's SARs plan of $7.9 million, $8 million, $5.1 million and $10.4 million in the first, second, third and fourth quarters of 1997, respectively, and $.9 million, $.9 million and $4.8 million in the second, third and fourth quarters of 1996, respectively.
(c) Includes expense of $1.3 million and $2.8 million in the second and third quarters of 1997, respectively, for the accelerated write-off of debt issuance costs associated with debt that was repaid ahead of schedule.
(d) Includes $.6 million and $2 million in the third and fourth quarters of 1997, for costs associated with the Company's November 1997 public offering of common stock.

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------
Management's Report on Financial Statements

Management has prepared, and is responsible for, the consolidated financial statements and all related financial information contained in the Annual Report. The consolidated financial statements, which include amounts based on estimates and judgments, were prepared in accordance with generally accepted accounting principles appropriate in the circumstances and applied on a consistent basis. Other financial information in this report is consistent with that in the consolidated financial statements.

      Management maintains an accounting system and related internal controls which it believes provide reasonable assurance, at appropriate cost, that transactions are properly executed and recorded, that assets are safe-guarded, and that accountability for assets is maintained. An environment that provides an appropriate level of control is maintained and monitored and includes examinations by an internal audit staff.

      Management recognizes its responsibilities for conducting the Company's affairs in an ethical and socially responsible manner. The Company has written standards of business conduct, including its business code of ethics which emphasize the importance of personal and corporate conduct, that demands compliance with federal and state laws governing the Company. The importance of ethical behavior is communicated to all employees.

      The Audit Committee of the Board of Directors is composed of two outside directors. This Committee meets periodically and also meets separately with representatives of the independent auditors, Company officers, and the internal auditors to review their activities.

      The consolidated financial statements have been examined by Ernst & Young LLP, independent auditors, whose report follows.


/s/ John C. Ritter

John C. Ritter
Senior Vice President and
Chief Financial Officer

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------
Report of Independent Auditors


The Board of Directors and Stockholders
Howmet International Inc.

We have audited the accompanying consolidated balance sheets of Howmet International Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, common stockholders' equity and redeemable preferred stock, and cash flows for the years ended December 31, 1997 and 1996, and for the period from December 14, 1995 to December 31, 1995, and the related combined statements of income, common stockholders' equity and redeemable preferred stock, and cash flows for the period from January 1, 1995 to December 13, 1995 (Howmet Predecessor Company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 financial statements of Howmet SA, CIRAL SNC and Howmet Limited (UK), wholly-owned subsidiaries, which statements reflect total revenues of $221 million for the year ended December 31, 1995. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Howmet SA, CIRAL SNC and Howmet Limited (UK), is based solely on the reports of other auditors.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the allocation of the results of operations of Howmet SA, CIRAL SNC and Howmet Limited (UK) for the period from December 14, 1995 to December 31, 1995) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and, for 1995, the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Howmet International Inc. as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years ended December 31, 1997 and 1996, and for the period from December 14, 1995 to December 31, 1995 and the combined results of its operations and its cash flows for the period from January 1, 1995 to December 13, 1995 (Howmet Predecessor Company) in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Stamford, Connecticut
January 28, 1998

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------
Management's Discussion and Analysis of
Financial Condition and Results of Operations


GENERAL

The Company is a manufacturer of investment cast components for the aerospace and industrial gas turbine industries through operating companies located in the United States, France, the United Kingdom and Canada. See Note 15 of Notes to Financial Statements.

The Company's operating performance is affected by general economic trends and by the following key factors.

Industry Trends. The Company manufactures superalloy, titanium and aluminum castings for turbine engines and airframes applications for customers worldwide in the commercial and military aviation and the industrial gas turbine ("IGT") markets.

      Demand for the Company's products is affected by trends in the commercial aviation market, which are currently favorable. Worldwide output of large commercial aviation engines, for which the Company makes the majority share of airfoils, increased significantly from 1996 to 1997. Scheduled aircraft deliveries give some indication of engine and component requirements, although the deliveries of engine components precede actual aircraft deliveries by approximately nine months. Approximately 495 large aircraft (over 50 passengers) were delivered in 1996, and an estimated 684 units were delivered in 1997. Spare part sales for engines in service, which contribute approximately one-half of the Company's sales to the commercial aviation market, are also increasing as a result of the higher number of aircraft in service and increased flight hours, among other factors.

      Military and defense contractor sales comprised approximately 14% of the Company's total 1997 sales. Such sales are principally in North America and are affected by a portion of United States defense spending which has been declining since the 1980s. In the near term, the Company expects its military and defense contractor sales to remain stable.

      Growth in demand for efficient, lower cost electrical generation facilities with shorter construction lead times has resulted in IGT engines now accounting for approximately 25% of new electric utility generating capacity ordered worldwide. Management believes that continued growth in global electric power demand provides continued opportunity for the Company's IGT castings through demand for new engines and for replacement spare parts. Sales of spare parts currently represent approximately 38% of total IGT revenues, but are expected to increase as the installed base of IGT engines grows and ages.

Pricing. The Company has experienced pressure from all of its major customers for price reductions. This pressure is the result of the competitive environment which the Company's OEM customers are facing in the selling of their products in the worldwide market. The Company's strategy to provide added value and service to its customers has been successful in offsetting much of the pricing pressures.

Cost Reduction and Productivity Programs. Since 1992 the Company has significantly reduced costs and improved productivity, delivery and cycle times. On-time deliveries (measured in terms of 100% on-time deliveries of complete orders, not simply by individual pieces) have increased from 68% in 1992 to 87% in 1997 and cycle times (measured by work-in-process inventory days) have fallen from 44 days in 1992 to 18 days in 1997, in each case despite the fact that the complexity and volume of the Company's products have increased significantly during the same period. As a result of these improvements, the Company has significantly enhanced its financial performance, and management believes further improvements can be achieved. The Company employs specific programs designed to achieve these improvements. These programs include synchronous manufacturing, kaizen events (in which solutions to specific operational problems are achieved by teams of workers in concentrated time periods), quick shop intelligence (daily meetings of plant staff in which product-specific

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

manufacturing issues are reviewed and solved), and standardization of manufacturing and business processes throughout the Company's facilities worldwide, specialization by plants in the production of certain families of castings and inter-facility manufacturing and technical support, including the sharing of best practices, under a "One Howmet" concept.

Sale of Refurbishment Business. In September 1997, the Company sold its aircraft engine component refurbishment business (other than its coating operations). The Company received net cash proceeds of approximately $44.9 million after tax payments and related expenses. The sale had an immaterial effect on net income. Net sales of this business were approximately $53 million in 1997 for the period prior to the September sale and approximately $69 million for the full year 1996. Earnings from operations of this business were immaterial in all periods.

Backlog. The Company's backlog of orders as of December 31, 1997 and 1996 were $793 million and $648 million, respectively. Because of the short lead and delivery times often involved and because the Company's orders are often affected by deferrals and cancellations, backlog may not be a significant indicator of future performance of the Company.

RESULTS OF OPERATIONS

See Note 1 of Notes to Financial Statements for a discussion of the October 11, 1995 formation of the Company and its December 13, 1995 acquisition of all of the Company's current operating entities (the "Acquisition"). The Company had no operations prior to December 14, 1995. For the period prior to December 14, 1995, results of Howmet Predecessor Company are used for comparison purposes below. This is appropriate because the entities which comprise Howmet Predecessor Company are those which generated all of the Company's sales and pre-interest, pre-tax earnings since December 13, 1995.

      For the purpose of comparing the Company's results of operations for the year ended December 31, 1995, the results of the Company for the period from December 14, 1995 to December 31, 1995 and the results of Howmet Predecessor Company for the period from January 1, 1995 to December 13, 1995 have been combined.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Summary financial information for the years ended December 31 follows (in millions, except per share amounts):

                                                                    1997         1996    Better/(Worse)   Percent
-----------------------------------------------------------------------------------------------------------------
Net Sales                                                        $ 1,258.2    $ 1,106.8     $  151.4         14
-----------------------------------------------------------------------------------------------------------------
Gross profit                                                     $   384.0    $   303.2     $   80.8         27
Selling, general and administrative expense                          145.4        117.3        (28.1)       (24)
Depreciation and amortization expense                                 59.5         59.7          0.2         --
Research and development expense                                      24.6         24.2         (0.4)        (2)
-----------------------------------------------------------------------------------------------------------------
Income from operations                                               154.5        102.0         52.5         51
Net interest expense                                                 (29.8)       (40.2)        10.4         26
Other, net                                                            (6.4)        (5.9)        (0.5)        (8)
Income taxes                                                         (46.3)       (30.3)       (16.0)       (53)
-----------------------------------------------------------------------------------------------------------------
Income before extraordinary item                                      72.0         25.6         46.4        181
Extraordinary item                                                   (12.3)          --        (12.3)        --
-----------------------------------------------------------------------------------------------------------------
Net income                                                       $    59.7    $    25.6     $   34.1        133
=================================================================================================================
Income per share before extraordinary item (basic and diluted)   $     .67    $     .21     $    .46        219
-----------------------------------------------------------------------------------------------------------------

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

      Net sales increased significantly in 1997 due primarily to volume increases, principally in the aerospace market. The favorable effects of higher volume were partially offset by lower prices. Such price reductions are a function of competitive factors and sharing cost reductions with customers. In 1997 the Company received $9.7 million of additional revenue from a pricing adjustment with a customer that is not expected to recur in future periods.

      Gross profit increased by 27% in 1997 primarily from leveraging the higher sales volume and improved operating performance. Cost reductions and productivity improvements were partially offset by the aforementioned price reductions. A $6.5 million warranty expense charge in 1997 and the $9.7 million additional revenue (which had no associated costs) also affect comparability. All of these factors resulted in a 1997 gross margin percentage of 30.5% compared to 27.4% in 1996.

      Selling, general and administrative expense increased by $28.1 million in 1997. The increase was primarily due to $24.8 million of higher 1997 expense recorded in connection with the Company's stock appreciation rights plan.

      Net interest expense decreased $10.4 million in 1997. Interest expense was reduced by $14.5 million due to lower debt levels and, to a lesser extent, lower rates resulting from achievements of financial targets. Partially offsetting this reduction is a $4.1 million accelerated write-off of debt issuance costs associated with debt that was repaid ahead of schedule in the second and third quarters.

      The effective tax rate for 1997 was 39.1% compared to 54.2% for 1996. The lower effective rate for 1997 is attributable primarily to the diminished impact of nondeductible goodwill amortization in relation to higher 1997 income, higher 1997 research and development credits, and a lower state tax rate.

      Income before extraordinary item increased by 181%, and the resulting per share amount increased by 219%, due to the factors outlined above, including the favorable impact of the lower effective tax rate. Per share amounts are calculated assuming 100 million common shares were outstanding for all years.

      In 1997 the Company recorded a $12.3 million extraordinary loss from early debt retirement. (See "Liquidity and Capital Resources" below.)

      The impact of inflation on net sales and earnings from operations was not significant.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

Summary financial information for the years ended December 31 follows (in millions, except per share amounts):

                                                    1996         1995    Better/(Worse)   Percent
-------------------------------------------------------------------------------------------------
Net Sales                                        $ 1,106.8    $   945.5     $   161.3        17
-------------------------------------------------------------------------------------------------
Gross profit                                     $   303.2    $   226.1     $    77.1        34
Selling, general and administrative expense          117.3        109.6          (7.7)       (7)
Depreciation and amortization expense                 59.7         35.4         (24.3)      (69)
Research and development expense                      24.2         26.4           2.2         8
Restructuring credit                                    --         (1.6)         (1.6)       --
-------------------------------------------------------------------------------------------------
Income from operations                               102.0         56.3          45.7        81
Net interest (expense) income                        (40.2)         1.0         (41.2)       --
Other, net                                            (5.9)        (6.8)          0.9        13
Income taxes                                         (30.3)       (24.2)         (6.1)      (25)
-------------------------------------------------------------------------------------------------
Net income                                       $    25.6    $    26.3     $    (0.7)       (3)
=================================================================================================
Net income per share (basic and diluted)         $     .21    $     .26     $    (.05)      (19)
-------------------------------------------------------------------------------------------------

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

      Net sales increased by 17% in 1996 primarily due to volume increases. The increases reflect strength in all markets served, with the largest improvement in IGT.

      Gross profit increased by 34% in 1996 primarily from leveraging higher sales volume and improved operating performance. Cost reductions and productivity improvements were partially offset by price reductions. Other contributing factors included a $2.6 million lower LIFO charge in 1996 and a $5.4 million workers' compensation charge in 1995 with no comparable amount in 1996. All of these factors resulted in a 1996 gross margin percentage of 27.4% compared to 23.9% in 1995.

      Selling, general and administrative expense increased by $7.7 million in 1996. The increase was due primarily to performance-based incentive compensation costs.

      Depreciation and amortization expense increased by $24.3 million in 1996. Most of the increase relates to the December 13, 1995 Acquisition asset additions and revaluations including goodwill, patents, non-compete agreements, and step-ups of property, plant and equipment.

      Net interest expense was $40.2 million in 1996, and net interest income was $1 million for 1995. The expense in 1996 resulted principally from the December 13, 1995 Acquisition financing-related debt. In 1995 the Company recorded net interest income on loans to/from its former owner, which are no longer outstanding.

      The effective tax rate for 1996 was 54.2% compared to an effective tax rate of 47.9% for 1995. The higher rate in 1996 reflects certain losses and expenses for which there were no associated tax benefits, principally goodwill amortization.

      Net income was 3% lower in 1996 due to the factors outlined above, including the adverse effects of the December 13, 1995 Acquisition on interest expense and depreciation and amortization. Net income per share declined 19% for the aforementioned reasons and because of dividends on redeemable preferred stock which was part of the December 13, 1995 Acquisition financing.

      In connection with the Acquisition in December 1995, management determined that certain manufacturing operations would be eliminated. Accordingly, a reserve of $21 million, principally for severance costs, was established. In 1996, as a result of increased customer orders for parts produced by such operations, operational improvements and a general improvement of the prospects of such operations, management re-evaluated its decision and concluded that such operations should be retained. As a result of the decision to retain these operations, in 1996 $19.1 million of the original accrual (principally relating to severance costs) was reversed and goodwill was reduced by an equal amount. See Note 20 of Notes to Financial Statements.

      The impact of inflation on net sales and earnings from operations was not significant.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash flow from operations and borrowings under its revolving credit facility. The Company's principal requirements for cash are to provide working capital, service debt, finance capital expenditures and fund research and development. Based upon the current level of operations, management believes that cash from the aforementioned sources will be adequate to meet the Company's anticipated requirements for working capital, interest payments and scheduled debt principal payments, capital expenditures and research and development for the next year. To date, cash available after satisfaction of these requirements has been used to voluntarily repay debt prior to mandatory due dates.

      In the fourth quarter of 1997, the Company completed a comprehensive refinancing to take advantage of favorable interest rates. The Company terminated its senior credit facilities and repaid all outstanding borrowing thereunder, and the Company tendered for and repaid all but $3 million of its $125 million senior subordinated notes. As a result of these transactions, the Company recorded a $12.3 million, after tax, extraordinary loss from early

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

retirement of debt. The loss included write-offs of unamortized debt issuance costs, a tender premium for the senior subordinated notes and transactions costs. The debt repayments were funded with borrowings under a new $300 million bank revolving credit facility which was entered into in the fourth quarter. Also in the fourth quarter, the Company elected to repay in cash all amounts owed under its payment-in-kind junior subordinated note except for $6 million. This payment was also funded with borrowings under the new $300 million revolving credit facility. As a result of these refinancings, the Company reduced interest expense on the $146.4 million of debt from a fixed rate of 10% to a variable rate, currently at 6.22%.

      At December 31, 1997, there were $7.6 million standby letters of credit and $198 million outstanding borrowings under the $300 million bank revolving credit facility. Total debt at December 31, 1997 was $208.4 million, and total minimum payments over the next five years under non-cancelable operating leases are $15.2 million. In 1997 net debt repayments were $141.4 million. The source of $44.9 million of the cash used for the debt repayments was the sale of the aircraft engine component refurbishment business, discussed above.

      Capital expenditures for 1997 of $56.9 million were for replacement of existing equipment, for capacity expansion and for several projects to support new products and enhanced process capabilities. In 1998 capital expenditures are expected to be approximately $80 million. The 1998 increase is attributable to the completion of capacity expansions needed to serve the core business, as well as, additional expenditures to support new products and process enhancement activities.

      Debt plus redeemable preferred stock as a percentage of total capitalization (debt plus redeemable preferred stock plus common shareholders' equity) has been reduced to 50% at December 31, 1997 from 65% at December 31, 1996. The current ratios (excluding long-term debt due within one year) at December 31, 1997 and 1996 were 1.2 and 1.3, respectively. Working capital (excluding long-term debt due within one year) was $62.5 million and $67.3 million at December 31, 1997 and 1996, respectively.

      At December 31, 1997, the Company's balance sheet includes $716.4 million of Pechiney Notes and a $716.4 million Restricted Trust asset. See Note 8 of Notes to Financial Statements.

      Since December 31, 1996, the cumulative translation adjustment, which is included in stockholders' equity, changed by $7.7 million, resulting in a $5.6 million negative balance at December 31, 1997. The change is primarily due to the strengthening of the U.S. dollar relative to the French Franc.

ENVIRONMENTAL AND OTHER LEGAL MATTERS

In view of the indemnification from the Company's previous owners granted in connection with the acquisition described in Note 1 of Notes to Financial Statements, the Company does not expect resolution of environmental matters to have a material effect on its liquidity or results of operations. See Note 18 of Notes to Financial Statements.

      The Company, in its ordinary course of business, is involved in other litigation, administrative proceedings and investigations of various types in several jurisdictions. The Company believes these are routine in nature and incidental to its operations, and that the outcome of any proceedings to which the Company currently is a party will not have a material adverse effect upon its operations or financial condition.

YEAR 2000 COMPLIANCE

The Company does not anticipate a disruption in operations as a result of computer software issues associated with the Year 2000. A dedicated team of both Company and contract programmers are actively addressing the Company's Year 2000 compliance issues. All data logic problems on the Company's central mainframe and distributed server applications have been identified, and remedial action to correct or

HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------

replace problematic code is currently underway. Project work on this phase of the effort started in late 1996 and is scheduled to be completed by June 30, 1999.

      The Year 2000 compliance team is concurrently working with the various remote plant facilities to identify and begin implementing any needed changes to both local business applications and shop floor control systems. The inventory and assessment phase of this effort will be completed in the second quarter of 1998. To date no material risk of non-compliance has been identified.

      The Company has also initiated formal communications with all of its significant suppliers, including raw materials, services, and computer hardware/software suppliers, and large customers to determine the extent to which Howmet's manufacturing processes and interface systems are vulnerable to those third parties' failure to resolve their own Year 2000 issues. There can be no guarantee that the systems of other companies on which Howmet's systems rely will be timely converted and would not have an adverse effect on the Howmet systems. However, at this point, the Company has not been made aware of any material problems.

      The Company has incurred and expects to incur incremental costs for its Year 2000 efforts of $1 million, $2.5 million, $2.5 million and $.5 million, respectively, for the full years 1997, 1998, 1999 and 2000. The Company has also diverted internal resources with an additional annual cost of approximately $.6 million for each of 1997, 1998 and 1999.

RISK FACTORS

Except for the historical information contained herein, certain statements in this annual report are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties that include changing economic and political conditions in the United States and in other countries, including those in Asia, where economic disruption could delay their receipt of aero or industrial gas turbine engines. The impact of such delay in receipt of new engines would be offset in part by higher spare parts sales to these consumers. Risks and uncertainties also include but are not limited to changes in governmental laws and regulations, the outcome of environmental matters, the availability and cost of raw materials, and the effects of: (i) aerospace and IGT industry economic conditions, (ii) aerospace industry cyclicality, (iii) a concentrated customer base, (iv) competition and
(v) pricing pressures. All forecasts and projections in this report are "forward-looking statements", and are based on management's current expectations of the Company's results, based on current information available pertaining to the Company and its products including the aforementioned risk factors. Actual future results and trends may differ materially from projections made herein.

NEW ACCOUNTING STANDARDS

In June 1997, Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" were issued. Adoption of SFAS No. 131 in 1998 is not expected to have a significant impact on the Company's financial statements. Adoption of SFAS No. 130 in 1998 will not have an effect on the Company's cash flows, financial position or net income. However, adoption of SFAS No. 130 will require the Company to report comprehensive income, which will include net income and the change in the cumulative translation adjustment reported in stockholders' equity.

RECENT MARKET PRICES AND DIVIDENDS

The market price of the Company's common stock since it began public trading in November 1997 through December 31, 1997, ranged from a low of $14.69 to a high of $16.00 per share.

      The Company did not pay dividends in either 1997 or 1996.

                                                       HOWMET 1997 ANNUAL REPORT
=======================================-----------------------------------------
Selected Financial Data

                                                              Howmet International Inc.                  Howmet Predecessor
                                                                  Consolidated (a)                       Company Combined (a)
                                                      ------------------------------------------------------------------------------
                                                                                  Period from   Period from
                                                                                  December 14,   January 1,
                                                                                    1995 to       1995 to
                                                        Year Ended December 31    December 31,  December 13,  Year Ended December 31
(Dollars in millions, except per share amounts)           1997          1996         1995          1995          1994        1993
------------------------------------------------------------------------------------------------------------------------------------
Statement of Income Data(a)
Net sales                                             $  1,258.2    $  1,106.8    $     51.4      $  894.1     $ 858.3     $ 832.7
Operating expenses:
   Cost of sales                                           874.2         803.6          38.0         681.4       647.3       603.4
   Selling, general and administrative(b)                  145.4         117.3           4.6         105.0        90.9       104.5
   Depreciation and amortization                            59.5          59.7           2.8          32.6        33.1        31.0
   Research and development                                 24.6          24.2           1.4          25.0        19.2        23.3
   Restructuring charges (credit)                             --            --            --          (1.6)        2.5          --
   Goodwill write-off                                         --            --            --            --        47.4          --
------------------------------------------------------------------------------------------------------------------------------------
Income from operations                                     154.5         102.0           4.6          51.7        17.9        70.5
Interest (expense) income, net                             (29.8)        (40.2)         (3.1)          4.1         5.2         0.4
Other, net                                                  (6.4)         (5.9)         (1.0)         (5.8)       (0.1)       (0.1)
Income taxes                                                46.3          30.3            .5          23.7        46.0        27.8
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary
   item and cumulative effect of
   change in accounting(c)                            $     72.0    $     25.6    $       --      $   26.3     $ (23.0)    $  43.0
====================================================================================================================================
Net income (loss)(c)                                  $     59.7    $     25.6    $       --      $   26.3     $ (23.0)    $  (6.3)
Dividends on redeemable preferred stock                     (5.1)         (4.6)          (.2)           --          --          --
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) applicable to common stock          $     54.6    $     21.0    $      (.2)     $   26.3     $ (23.0)    $  (6.3)
====================================================================================================================================
Per common share amounts(d):
   Income (loss) before extraordinary
     item and cumulative effect of
     change in accounting                             $      .67    $      .21    $       --      $    .26     $  (.23)    $  (.06)
====================================================================================================================================
   Net income (loss)                                  $      .55    $      .21    $       --      $    .26     $  (.23)    $  (.06)
====================================================================================================================================
Other Data (end of period, where applicable):(a)(e)
Total assets, excluding Restricted Trust              $    994.2    $  1,052.4    $  1,127.8      $     --     $ 509.9     $ 579.6
Restricted Trust(f)                                        716.4         716.4         716.4            --          --          --
Long-term debt, including current
   maturities, excluding Pechiney Notes                    208.4         350.7         488.6            --        42.1        44.5
Pechiney Notes(f)                                          716.4         716.4         716.4            --          --          --
Redeemable preferred stock                                  60.0          54.9          50.2            --          --          --
Stockholders' equity                                       265.7         218.8         196.9            --       166.3       239.1
Net cash provided (used) by operating activities           192.6         184.5         (12.7)         35.2        91.4        95.4
Capital expenditures                                        56.9          33.7           1.6          41.2        38.0        33.1
Number of employees                                       10,352        10,035         9,577            --       8,702       8,990
====================================================================================================================================

(a) In 1995 Howmet International Inc. was formed to acquire its only operations, which are those of the entities that comprise Howmet Predecessor Company Combined. Data for periods after December 13, 1995 reflect the allocation of the acquisition purchase price to assets and liabilities of the Company, the financing of the Acquisition, and the subsequent amortization, depreciation, interest expense and other effects related thereto.
(b) Includes charges related to the Company's stock appreciation rights plan of $31.4 million in 1997 and $6.6 million in 1996.
(c) In 1997 the Company recorded a $12.3 million after-tax extraordinary loss on early retirement of debt. In 1993 a $49.3 million after-tax charge was recorded as the cumulative effect of adopting Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."
(d) All per common share amounts are both basic and diluted and were calculated assuming that the 100 million common shares outstanding at December 31, 1997 were outstanding for all periods.
(e) Excludes related party advances to Pechiney Corporation (1994-$238.7 million, 1993-$203.7 million) and excludes related party dividends and notes payable (1994-$20 million, 1993-$20.5 million).
(f) The Restricted Trust holds a note receivable from Pechiney, S.A. and related letters of credit that secures Pechiney, S.A.'s agreement to repay the Pechiney Notes. Management believes that it is extremely remote that the Company will use any assets other than those in the Restricted Trust to satisfy any payments related to the Pechiney Notes. See Note 8 of Notes to Financial Statements.